Filed by Tim Hortons Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934

Subject Company: Tim Hortons Inc.; Burger King Worldwide, Inc.

Commission File No.: 001-32843, 001-35511

S-4 File No.: 333-198769

The following script was, and will be, used by Tim Hortons Inc.’s proxy solicitors:

Tim Hortons Level I Script (CONFIRM RECEIPT OF PROXY MATERIAL)

Good (morning, afternoon, evening), my name is (AGENT’S FULL NAME).

May I please speak with (SHAREHOLDER’S FULL NAME)? (Re-Greet If Necessary).

I am calling in connection with your current investment with Tim Hortons. You were recently sent proxy materials regarding the special meeting to approve the arrangement with Burger King Worldwide. Have you received this information? (Pause for response)

IF “YES” OR POSITIVE RESPONSE RECEIVED:

The arrangement resolution provides a significant premium for Tim Hortons shareholders and if approved, the proposed transaction between Tim Hortons and Burger King Worldwide is expected to create the 3rd largest global quick serve restaurant company. The Tim Hortons board of directors is recommending a vote “In Favor” of the arrangement proposal. Would you like to vote along with the recommendation of the board of directors?

If Yes:	(Proceed to Confirmation)

If No:	Would you like for me to review the arrangement with you now? (Pause for response) (Refer to Fact Sheet)

IF “NO” OR NEGATIVE RESPONSE RECEIVED:

The Arrangement proposal provides a significant premium for Tim Hortons shareholders and if approved, the proposed transaction between Tim Hortons and Burger King Worldwide is expected to create the 3rd largest global quick serve restaurant company. I would be happy to review the meeting agenda with you and record your vote by phone; however, the Tim Hortons board of directors is recommending a vote “In Favor” of the arrangement proposal. Would you like to vote along with the recommendation of the board of directors?

If Yes:	(Proceed to Confirmation)

If No:	Would you like for me to review the arrangement resolution with you now? (Pause for response) (Refer to Fact Sheet)

SEND ME THE MATERIALS:

I would be happy to e-mail or mail the meeting materials to you. Which would you prefer?

E-Mail: (Record E-Mail Address)

You will receive the materials within the next several hours. Please review upon receipt. Please remember, your vote is important and your time is greatly appreciated. Thank you and have a good day/evening.

Mail: (Confirm Address on Record)

You will receive the materials within 5 to 7 business days. Please review upon receipt. Please remember, your vote is important and your time is greatly appreciated. Thank you and have a good day/evening.

*CONFIRMATION:

If we identify any additional accounts you hold in Tim Hortons before the meeting takes place, would you like us to vote those accounts in the same manner as well? (Pause For Response)

I am recording your (Recap Voting Instructions). For confirmation purposes:

•	Please state your full name. (Pause)

•	According to our records, you reside in (city, state, zip code). (Pause)

•	To ensure that we have the correct address for the written confirmation, please state your street address. (Pause)

Thank you. You will receive written confirmation of this vote within 3 to 5 business days. Upon receipt, please review and retain for your records. If you should have any questions, please call the toll free number listed on this confirmation. Mr. /Ms.             , your vote is important and your time is greatly appreciated. Thank you and have a good (morning, afternoon, evening.)

SHAREHOLDER DOES NOT WISH TO VOTE:

I understand you do not wish to vote at this time. Please remember your vote is important and your time is greatly appreciated. If you have any additional questions or would like to vote, please contact us at 1-866-828-6934. Thank you for your time and have a good day/evening.

FOR INTERNAL DISTRIBUTION ONLY	Updated 11-7-2014

Tim Hortons Level I Script (CONFIRM RECEIPT OF PROXY MATERIAL)

Forward-Looking Statements

This communication includes forward-looking statements which constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are often identified by the words “may,” “might,” “believes,” “thinks,” “anticipates,” “plans,” “expects,” “intends” or similar expressions and include statements regarding (1) expectations regarding whether a transaction will be consummated, including whether conditions to the consummation of the transactions will be satisfied, or the timing for completing the transactions, (2) expectations for the effects of the transactions or the ability of the new company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, and (3) expectations for other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company.

These forward-looking statements are subject to inherent risks and uncertainties and are based on numerous assumptions which may prove incorrect and which could cause actual results or events to differ materially from the forward-looking statements. Such assumptions include, but are not limited to, the assumptions set forth in this communication, as well as (a) that the transactions will be completed in accordance with the terms and conditions of the arrangement agreement and plan of merger and on the timelines contemplated by the parties thereto, (b) that court, shareholder, stock exchange and other regulatory approvals will be obtained on the basis and timelines anticipated by the parties, (c) that the securities of 9060669 Canada Inc. (“Holdings”) and New Red Canada Limited Partnership (“Partnership”) will be approved for listing on the New York Stock Exchange and/or the Toronto Stock Exchange, as applicable, and (d) that the other conditions to the closing of the transactions will be satisfied.

These forward-looking statements may be affected by risks and uncertainties in the business of Burger King and Tim Hortons and market conditions, including that the assumptions upon which the forward-looking statements in this report are based may be incorrect in whole or in part. These forward-looking statements are qualified in their entirety by cautionary statements and risk factor disclosure contained in filings made by Burger King and Tim Hortons with the U.S. Securities and Exchange Commission, including Burger King’s annual report on Form 10-K for the year ended December 31, 2013 and Tim Hortons annual report on Form 10-K for the year ended December 29, 2013. Both Burger King and Tim Hortons wish to caution readers that certain important factors may have affected and could in the future affect their actual results and could cause their actual results for subsequent periods to differ materially from those expressed in or implied by any forward-looking statement made by or on behalf of Burger King or Tim Hortons, including that transactions may not be consummated on the timelines anticipated by Burger King and Tim Hortons or at all. Except as required by law, neither Burger King nor Tim Hortons undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transactions, Holdings and Partnership filed with the SEC a Registration Statement on Form S-4, which includes a joint information statement/circular of Burger King and Tim Hortons and that also constitutes a prospectus of Holdings and Partnership in connection with the proposed transactions. The Registration Statement was declared effective by the SEC on November 5, 2014. The joint information statement/circular has also been filed with the Canadian securities regulators and is being mailed to holders of Tim Hortons common shares. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT INFORMATION STATEMENT/CIRCULAR AND ALL OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TIM HORTONS, BURGER KING, HOLDINGS, PARTNERSHIP AND THE PROPOSED TRANSACTIONS. Investors and security holders are also able to obtain these materials and other documents filed with the SEC and the Canadian securities regulators free of charge at the SEC’s website, www.sec.gov, and at the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. In addition, a copy of the joint information statement/circular may be obtained free of charge from Tim Hortons internet website for investors www.timhortons-invest.com, or from Burger King’s investor relations website at http://investor.bk.com. Investors and security holders may also read and copy any reports, statements and other information filed by Tim Hortons or Burger King, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Certain Information Regarding Participants

Tim Hortons, Burger King, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding Tim Hortons directors and executive officers is available in its management proxy circular filed by Tim Hortons on the SEDAR website maintained by the Canadian Securities Administrators at http://www.sedar.com on March 21, 2014 in connection with its 2014 annual meeting of shareholders, and information regarding Burger King’s directors and executive officers is available in its proxy statement filed with the SEC by Burger King on April 2, 2014 in connection with its 2014 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint information statement/circular and other relevant materials to be filed with the SEC and the Canadian securities regulators when they become available.

FOR INTERNAL DISTRIBUTION ONLY	Updated 11-7-2014